Exhibit 16.1

B D O   L E T T E R H E A D

January 9, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of Amendment 2 to Form S-1 for the event that occurred on September 7, 2023, to be filed by our former client, CO2 Energy Transition Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, P.C.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.